Exhibit (k)(3)

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT, effective as of October 1, 2019 (the “Agreement”), is between Hartford Schroders Opportunistic Income Fund (the “Fund”) and Hartford Funds Management Company, LLC (the “Adviser”).

WHEREAS, the Fund’s Board of Trustees (collectively, the “Board”) has appointed the Adviser as the investment adviser of the Fund pursuant to an Investment Management Agreement; and

WHEREAS, the Fund and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, the Fund and the Adviser hereby agree as follows:

1.	For the period commencing October 1, 2019, through February 28, 2021, the Adviser hereby agrees to waive its management fee and/or reimburse Fund expenses to the extent necessary to ensure that the total net annual operating expenses, exclusive of “Excluded Expenses,” as that term is defined under Section 2 below, does not exceed the specified amount for the class of shares of the Fund listed on Schedule A to this Agreement (the “Expense Cap”).

2.	For purposes of this Agreement, the term “Excluded Expenses” shall mean: taxes; interest expenses; Rule 12b-1 fees; dividends on securities sold short; brokerage commissions; acquired fund fees and expenses; expenses incurred in connection with any merger or reorganization; and extraordinary expenses. For the avoidance of doubt any servicing fees or similar expenses paid to a servicing agent in connection with loans or other investments made by the Fund shall be subject to the Expense Cap.

3.	The Adviser may seek recoupment of an amount equal to the portion of the Adviser’s management fee waived and the amount of Fund expenses reimbursed to the extent that such waiver or reimbursement is required under the terms of this Agreement, provided that: (i) any such recoupment occurs within three (3) years after the date on which the Adviser waived its fee or reimbursed expenses, as applicable; and (ii) any such recoupment by the Adviser does not cause the Fund’s total net operating expenses of the applicable share class or classes to exceed the Expense Cap that was or is applicable at the time (a) the Adviser initially waived its fee or reimbursed expenses or (b) the Adviser recoups a portion of the previously waived fee or reimbursed Fund expense, whichever is less. Subject to the terms herein, the Adviser may elect to seek recoupment or forgo seeking recoupment at its discretion; however, upon proper request to the Fund, the Fund shall be obligated to pay the Adviser such recoupment to the extent permitted under this Agreement.

4.	The Adviser understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Fund on Form N-2 with the Securities and Exchange Commission; (b) in accruing the Fund’s expenses for purposes of calculating its net asset value per share; (c) reflecting the Fund’s net operating expenses in the Fund’s financial statements and other documents.

5.	This Agreement may be amended or modified by mutual written consent of the Adviser and the Board.

6.	This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

HARTFORD SCHRODERS OPPORTUNISTIC INCOME FUND

Name:	/s/ Thomas R. Phillips
Thomas R. Phillips
Title:	Secretary and Vice President

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

Name:	/s/ Gregory A. Frost
Gregory A. Frost
Title:	Chief Financial Officer

Document Revision History:
Last Amended on:	Not Applicable
Initially Approved on:	August 7, 2019

SCHEDULE A

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
Hartford Schroders Opportunistic Income Fund	Class	Expense Cap
	Class A:	2.15%
	Class A2:	2.65%
	Class I:	1.85%
	Class SDR:	1.65%

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